UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number 333-

(Check one)
           [  ]  Form 10-K and Form 10-KSB            [   ]  Form 11-K

   [   ]  Form 20-F          [X]  Form 10-Q and Form 10-QSB           Form N-SAR

             For period ended:  March 31, 2000
                                --------------


   [   ]  Transition Report on Form 10-K and Form 10-KSB

   [   ]  Transition Report on Form 20-F

   [   ]  Transition Report on Form 11-K

   [   ]  Transition Report on Form 10-Q and Form 10-QSB

   [   ]  Transition Report on Form N-SAR

          For the transition period ended: _________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________________

================================================================================
                                     PART I
                             REGISTRANT INFORMATION
================================================================================

Full Name of Registrant:                      ePhone Telecom, Inc.

Former Name if Applicable:                    N/A

Address of principal executive                1145 Herndon Parkway
office (Street and Number):                               Suite 100
                                                          Herndon, VA  20170


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================================================================================
                                     PART II
                             RULE 12B-25(b) AND (c)
================================================================================

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report or semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]        (c) the accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable

================================================================================
                                    PART III
                                    NARRATIVE
================================================================================

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

             ePhone Telecom, Inc. (the "Company") recently appointed a new Chief Financial Officer to oversee, among other things, the Company's accounting, auditing and financial reporting requirements. The new Chief Financial Officer was not provided sufficient opportunity to review and comment on the Company's first quarter financial statements and, thus, timely filing of the Form 10-QSB was precluded. Timely filing of the registrants' Form 10-QSB was also precluded because the Company moved its headquarters from Vancouver, Canada to Herndon, Virginia in April of 2000. In conjunction with this transition, the accountant and auditor employed by the Company, Grant Thornton, LLP, moved the office responsible for the Company's accounting from Kelowna, Canada to Vienna, Virginia and changed the parties responsible for oversight of the Company's account.

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



================================================================================
                                     PART IV
                                OTHER INFORMATION
================================================================================

(1) Name and telephone number of person to contact in regard to this notification.

                              Name: Bahram Ossivand

                              Area code and telephone number: (703) 787-7006

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrants were required to file such report(s)) been filed? If the answer is no, identify report(s).

                                           [X]  Yes                   [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [   ]  Yes                 [ X ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

                              ePhone Telecom, Inc.
                  (Name Of Registrant As Specified In Charter)

have caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.

                                               Date  May 12, 2000

                                               By   /s/ Bahram Ossivand
                                                    ------------------------
                                                    Bahram Ossivand
                                                    Chief Financial Officer
                                                    ePhone Telecom, Inc.


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